DIEMLIFE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

DIEMLIFE, INC.
DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS



PERLSON LLP
ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
DIEMlife, Inc.
New York, NY

We have reviewed the accompanying financial statements of DIEMlife, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Perlson LLP

North Massapequa, NY
June 24, 2020

977 North Broadway • North Massapequa, NY 11758 • Ph: (516) 541-0022 • Fax (516) 541-7760

DIEMLIFE, INC.
BALANCE SHEETS

ASSETS

	December 31, 2019	December 31, 2018
Current assets		
Cash	$ 41,811	$ 36,430
Deferred compensation	447	2,722
Total current assets	42,258	39,152
Property and equipment, net of accumulated depreciation of $275 and $0, respectively	2,077	-
Other assets		
Deferred tax asset	121,662	73,881
Trademarks	1,425	1,425
Total other assets	123,087	75,306
Total assets	$ 167,422	$ 114,458

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2019	2018
Current liabilities		
Accrued expenses and other	$ 39,999	$ 20,661
Credit card payable	17,873	-
Deferred revenue	3,697	-
Accrued taxes	229	57
Total current liabilities	61,798	20,718
Long-term liabilities		
Convertible notes payable	350,000	250,000
Total liabilities	411,798	270,718
Stockholders' equity (deficit)		
Common stock, par value $0.001 per share, 9,000,000 shares authorized and $8,245,000 shares issued and outstanding	8,245	8,245
Accumulated deficit	(252,621)	(164,505)
Total stockholders' deficit	(244,376)	(156,260)
Total liabilities and stockholders' equity (deficit)	$ 167,422	$ 114,458

See independent accountants' review report.

DIEMLIFE, INC.
STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2019	2018
Revenue		
Platform fees	$ 160,634	$ 66,669
Costs and expenses		
Merchant account fees	139,081	60,039
Contractors	89,195	96,275
General and administrative expenses	41,450	31,631
Interest expense	19,336	10,891
Professional fees	2,743	1,794
Compensation expense	2,275	2,010
Meals and entertainment	1,936	5,487
Advertising and marketing	343	1,485
Total costs and expenses	296,359	209,612
Loss before income tax benefit	(135,725)	(142,943)
Income tax benefit	47,609	73,824
Net loss	$ (88,116)	$ (69,119)

See independent accountants' review report.

DIEMLIFE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock Shares $0.001 Par Value		Accumulated Deficit		Total Stockholders' Equity (Deficit)	
BALANCE AS OF JANUARY 1, 2018	$	8,245	$	(95,386)	$	(87,141)
NET LOSS, 2018				(69,119)		(69,119)
BALANCE AS OF DECEMBER 31, 2018		8,245		(164,505)		(156,260)
NET LOSS, 2019				(88,116)		(88,116)
BALANCE AS OF DECEMBER 31, 2019	$	8,245	$	(252,621)	$	(244,376)

DIEMLIFE, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2019	Years Ended December 31, 2018
Cash flows from operating activities		
Net loss	$ (88,116)	$ (69,119)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	275	-
Deferred tax asset	(47,781)	(73,881)
(Increase) decrease in operating assets:		
Deferred compensation	2,275	2,010
Increase (decrease) in operating liabilities:		
Deferred revenue	3,697	-
Accrued expenses and other	37,154	10,891
Accrued income taxes	229	57
Net cash used in operating activities	(92,267)	(130,042)
Cash flows from investing activities		
Acquisition of property and equipment	(2,352)	-
Acquisition of trademarks	-	(375)
Net cash used in investing activities	(2,352)	(375)
Cash flows from financing activities		
Proceeds received from convertible notes	100,000	150,000
Repayment of loan payable, shareholder	-	(15,230)
Net cash provided by financing activities	100,000	134,770
Net increase in cash	5,381	4,353
Cash		
Beginning of year	36,430	32,077
End of year	$ 41,811	$ 36,430

See independent accountants' review report.

NOTE 1 – NATURE OF BUSINESS

DIEMlife, Inc. (the "Company") was formed on March 8, 2016, in the state of New York. The Company is a technology platform that helps organizations streamline workflows across events, fundraisers, and wellness initiatives - all on one place. The Company enables members to add purpose and meaning to their lives by helping them set goals, called Quests. Whether it is individual or community-based, identifying and defining each Quest allows for tangible outcomes while providing each member a way to connect on a larger scale and work together.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP").

Accounting standards to be adopted

ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), creating ASC Topic 606 – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition. The core principle of the guidance is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflected the consideration to which the entity expected to be entitled in exchange for those goods or services. ASU 2014-09 also included disclosure requirements that enabled users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 and its subsequent amendments' effective date was for the annual reporting period beginning after December 15, 2018. In June 2020, the effective date of ASU 2014-09 was deferred for private companies and will now be effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect the updated standard will have on its financial statements and related disclosures and have not elected to early adopt ASU 2014-09.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time they are made.

Cash
For purposes of the statement of cash flows, the Company considers cash in bank accounts, cash on hand and demand deposits as cash.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of fixed assets is computed by the straight-line method over the assets' estimated useful lives. Leasehold improvements are depreciated over the lesser of the lease terms or the assets' useful lives. Upon sale or retirement of fixed assets, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Trademarks
The Company owns trademarks which are U.S. registered trademarks of the Company. Trademarks which have an indefinite useful life, are not subject to amortization, and are evaluated for impairment annually or more frequently if an event occurs or circumstances change that would indicate that impairment may exist. When evaluating trademarks for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that its trademarks are impaired. During the years ended December 31, 2019 and 2018, there was no impairment to the Company's trademarks.

Income taxes
The Company accounts for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 6 for more information.

Advertising and marketing costs
Advertising and marketing costs are expensed as incurred and are included in advertising and promotions in the statements of operations.

Revenue recognition
The Company earns revenue from fees charged to members on a transaction basis, as well as, subscription fees and other add-on services. The fees charged on a transaction basis have a fixed and variable component. The variable component is generally a percentage of the value of the transaction amount and is known at the time the transaction is processed. The Company's contracts with members are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31:

	2019	2018	Estimated Useful Life
Furniture and fixtures	$ 2,352	$ -	5 years
Less: accumulated depreciation	(275)	-	
	$ 2,077	$ -	

Depreciation expense was $275 and $0 for the years ended December 31, 2019 and 2018, respectively.

NOTE 4 – CONVERTIBLE NOTES

From 2016 to 2018, the Company issued several convertible notes for which principal and interest were due within two to three years after issuance (collectively the "Convertible Notes). The Convertible Notes allow investors to convert their notes into shares of common stock at the time of certain qualifying events. As of December 31, 2019 and 2018, total Convertible Notes outstanding were $350,000 and $250,000, respectively.

During the year ended December 31, 2016, the Company issued unsecured convertible notes (the "2016 Notes") up to an aggregate principal amount of $2,000,000 to investors pursuant to a note purchase agreement dated March 17, 2016 (the "2016 Note Purchase Agreement"). The 2016 Notes were scheduled to mature on March 17, 2019, but were extended to ultimately mature on May 31, 2021 and shall accrue interest at a rate equal to 5% per annum. During the years ended December 31, 2019 and 2018, interest expense accrued on the 2016 Notes was $6,024 and $5,726, respectively

During the year ended December 31, 2018, the Company issued unsecured convertible notes (the "March 2018 Notes") up to an aggregate principal amount of $2,000,000 to investors pursuant to a note purchase agreement dated April 18, 2018 (the "March 2018 Note Purchase Agreement"). The March 2018 Notes were scheduled to mature on April 18, 2020 and shall accrue interest at a rate equal to 5% per annum. See Note 8 for more information. During the years ended December 31, 2019 and 2018, interest expense accrued on the March 2018 Notes was $5,420 and $3,888, respectively.

During the year ended December 31, 2018, the Company issued unsecured convertible notes (the "November 2018 Notes") up to an aggregate principal amount of $3,000,000 to investors pursuant to a note purchase agreement dated November 12, 2018 (the "November 2018 Note Purchase Agreement"). The November 2018 Notes were scheduled to mature on November 12, 2020 and shall accrue interest at a rate equal to 5% per annum. See Note 8 for more information. During the years ended December 31, 2019 and 2018, interest expense accrued on the November 2018 Notes was $7,892 and $1,277, respectively

NOTE 5 – EMPLOYEE DEFERRED COMPENSATION

The Company has a restricted stock unit plan where units ("RSUs") are issued to advisors of the Company through a vesting plan upon remaining with the Company for a particular length of time. In 2016, the Company granted RSUs as deferred compensation for all advisors. As of December 31, 2019, and 2018, the estimated unrecognized deferred compensation is $447 and $2,722, respectively. For the years ended December 31, 2019 and 2018, compensation expense is $2,275 and $2,010, respectively. RSUs generally vest over four years with one fourth of the award vesting on each of the four anniversaries of the grant date. The RSUs are expensed over the service period of the award.

NOTE 6 – BENEFIT FOR INCOME TAXES

The benefit for income taxes consists of the following for the years ended December 31, 2019 and 2018:

	2019	2018
Current income tax expense:		
State	$ 97	$ 33
Local	75	24
Total current income tax expense	172	57
Deferred income tax expense:		
Federal	(26,331)	(44,523)
State	(10,532)	(14,790)
Local	(10,918)	(14,568)
Total deferred income tax benefit	(47,781)	(73,881)
Income tax benefit	$ (47,609)	$ (73,824)

NOTE 7 – CONCENTRATIONS OF RISK

The Company's cash, funds receivable and member accounts are potentially subject to concentration of credit risk. Cash, member accounts and funds receivable are placed with financial institutions that management believes are of high credit quality.

The Company maintains its cash in accounts that are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). Throughout the year, the bank balances may exceed the limit insured by the FDIC. The Company's bank accounts were not in excess of the FDIC insured limits as of December 31, 2019 or 2018.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 24, 2020, the date of which the financial statements were available to be issued.

Convertible notes
The Convertible Notes were amended to extend the maturity date to May 31, 2021.

Global pandemic
On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus ("COVID-19") a global pandemic. The COVID-19 outbreak is causing business disruption across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employee and vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain. Additionally, the impact of the COVID-19 outbreak on the global financial markets may reduce the Company's ability to access capital, which could negatively impact the Company's short-term and long-term liquidity.

There have been no other significant subsequent events that have been identified by the Company, except for the subsequent events disclosed above.